EXHIBIT 99.2

[EXECUTION COPY]

TENTH AMENDMENT TO SECOND AMENDED AND RESTATED

REVOLVING CREDIT AND SECURITY AGREEMENT

THIS TENTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT, dated as of August 31, 2017 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Credit Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Credit Agreement referred to below (collectively, the “Lenders”), (iv) BANK OF AMERICA, N.A., in its capacity as administrative agent (the “Administrative Agent”), (v) BANK OF AMERICA, N.A. (acting through its Canada branch), as Canadian agent (the “Canadian Agent” and, together with the Administrative Agent, the “Agents”), and (vi) BANK OF AMERICA, N.A. and WELLS FARGO BANK, NATIONAL ASSOCIATION, as co-collateral agents (the “Co-Collateral Agents”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders, the Agents, and the Co-Collateral Agents are party to that certain Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 8, 2011, as amended by that certain First Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of August 22, 2013, by that certain Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of May 12, 2014, that certain Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 10, 2014, that certain Consent and Fourth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 25, 2014, that certain Fifth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 21, 2014, that certain Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement and Amendment to Fourth Amendment, dated as of March 19, 2015, that certain Seventh Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 14, 2015, that certain Eighth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 20, 2015, and that certain Ninth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of December 21, 2016 (the “Existing Credit Agreement”). The Existing Credit Agreement, as amended by this Amendment, and as may be further amended, amended and restated, restated, supplemented, extended or otherwise modified and in effect from time to time is referred to herein as the “Credit Agreement”;

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agents amend certain provisions of the Credit Agreement, in each case, subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agents have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Credit Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Credit Agreement.

(a) Amendments to Section 1.1.

(i) The following new definitions are hereby inserted into Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

Fifth Amendment Tranche B Canadian Term Loan – as defined in the Term Loan Agreement as in effect on the Tenth Amendment Effective Date.

Fifth Amendment Tranche B Canadian Term Loan Amortization Payments – as defined in the Term Loan Agreement as in effect on the Tenth Amendment Effective Date.

Onset Consent – that certain consent among the Loan Parties, the Agents and the Lenders, dated as of April 12, 2017, as in effect on the Tenth Amendment Effective Date.

Onset Transactions – the sale and leaseback of certain Property referenced in the Onset Consent, pursuant to the terms and conditions contained therein.

Permitted Sale Leaseback Transactions – as defined in Section 10.2.14.

Tenth Amendment Effective Date – August 31, 2017.

Tenth Amendment Montrovest Debt – that Debt incurred by the Canadian Borrower to Montrovest B.V. as of July 28, 2017, and permitted pursuant to Section 10.2.1(j) in an aggregate principal amount equal to $2,500,000.

(ii) The definition of “Availability Block” in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Availability Block – as of any date of determination, the greater of (i) (x) during the calendar months of October through and including June of each year, eleven and one half percent (11.5%) multiplied by the Term Loan Borrowing Capacity (calculated without giving effect to (A) the Availability Block and (B) clause (a)(iv) of the definition of Term Loan Borrowing Capacity), or (y) during the calendar months of July through and including September of each year, ten percent (10%) multiplied by the Term Loan Borrowing Capacity (calculated without giving effect to (A) the Availability Block and (B) clause (a)(iv) of the definition of Term Loan Borrowing Capacity) and (ii) $10,000,000, provided, that, after the satisfaction of the Term Loan Repayment Conditions, the Availability Block shall be determined as follows, as of any date of determination: the greater of (i) ten percent (10%) multiplied by the Aggregate Revolver Borrowing Capacity (calculated without giving effect to the Availability Block and for the avoidance of doubt, without the Loan to Value Reserve or the Seasonal Availability Block in the determination of US Borrowing Capacity and Canadian Borrowing Capacity) and (ii) $10,000,000.

(iii) Clause (c) of the definition of “Investments” in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(c) loan, advance or capital contribution to, guarantee or assumption of Debt of, or purchase or other acquisition of any other Debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor guarantees Debt of such other Person,”

(iv) Clause (b) of the definition of “Issuing Bank” in Section 1.1 of the Credit Agreement is hereby amended by deleting “Wells Fargo Finance Corporation Canada” and inserting in lieu thereof “Wells Fargo Canada Corporation”.

(v) The definition of “Loan to Value Reserve” in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

Loan to Value Reserve – as of the date of determination by the Administrative Agent, from time to time an amount equal to the greater of (a) $0; and (b) the amount, if any, by which the outstanding amount of the Term Loans at such time exceeds the Dollar Equivalent of (i) 18.5% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category owned by the Borrowers, Henry U.S. and Mayor’s Florida at such time plus (ii) 12.5% of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts of the Borrowers, Henry U.S., Mayor’s Florida and CGS Canada at such time plus (iii) 12.5% of Eligible Major Credit Card Receivables of a Borrower, Henry U.S. or Mayor’s Florida at such time plus (iv) the lesser of (1) the principal amount of the Fifth Amendment Tranche B Canadian Term Loan and (2) the result of (x) the principal amount of the Fifth Amendment Tranche B Canadian Term Loan minus (y) any scheduled payments required but not paid pursuant to Section 5.2.2 of the Term Loan Agreement.

(vi) The definition of “Montrovest Debt” in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Montrovest Debt – all Debt, including without limitation the Tenth Amendment Montrovest Debt, owing to Montrovest B.V. under the Montrovest Debt Documents and permitted pursuant to Sections 10.2.1(j) and (l).

(vii) The definition of “Montrovest Debt Documents” in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Montrovest Debt Documents – collectively, (i) Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and Montrovest B.V., (ii) the Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and

Montrovest B.V., (iii) the Loan Agreement executed on July 28, 2017, with effect as of July 20, 2017 by and between the Canadian Borrower and Montrovest B.V. and (iv) any other loan agreement entered into by and between the Canadian Borrower and Montrovest B.V.; provided that any such other loan agreement shall be in form, scope and substance and on terms satisfactory to the Agents and the Required Lenders and shall be subject to a Subordination Agreement in form, scope and substance satisfactory to the Agents and the Required Lenders. For clarity, all obligations of the Borrowers to Montrovest B.V. as a result of the issuance of, or drawing under, the Montrovest LC shall be deemed to constitute Montrovest Debt Documents, subject to the Montrovest Subordination Agreement, with the exception of $175,000 payable by the Borrowers in connection with the execution and delivery of the Montrovest LC, as well as a $12,500 fee payable to Gestofi S.A. and Montrovest B.V.’s reasonable and documented out-of-pocket legal and other banking expenses and fees in connection with the issuance and maintenance of the Montrovest LC (or in order to reimburse Montrovest B.V. to the extent it has paid any of such amounts), provided that the relevant expenses or fees and reimbursements do not exceed $150,000 in any Fiscal Year.”

(viii) The definition of “Montrovest Subordination Agreement” in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Montrovest Subordination Agreement – collectively, (i) Section 5.6 of the Montrovest Debt Documents referred to in clauses (i), (ii), and (iii) of the definition of “Montrovest Debt Documents” and (ii) the Amended and Restated Postponement and Subordination Agreement, dated as of June 8, 2011, among the Canadian Borrower, Montrovest B.V., GB Merchant Partners, LLC and the Revolving Canadian Agent, as amended by the First Amendment to Amended and Restated Postponement and Subordination Agreement dated as of June 10, 2014 and the Second Amendment to Amended and Restated Postponement and Subordination Agreement to be entered into on or before September 15, 2017, with an effective date as of August 31, 2017, in each case as hereafter amended, restated, supplemented or otherwise modified with the consent of the Agents.”

(ix) definition of “Senior Officer” in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Senior Officer – the (i) chairman of the board, (ii) president, (iii) chief executive officer, (iv) treasurer, (v) chief financial officer, (vi) director of financial planning and reporting or (vii) director, financial controller, in each case, of a Borrower or, if the context requires, a Loan Party.”

(x) The definition of “Term Loan Borrowing Capacity” in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Term Loan Borrowing Capacity – at any time, an amount equal to (a) the sum of (i) 108.5% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category (it being acknowledged that the Administrative Agent has the right to deem all or a portion of any Inventory as ineligible that is located in a store for which the lease is expiring in less than 5 months, if in the Administrative Agent’s reasonable discretion it determines that such store closure will adversely impact the Inventory appraisal on a pro forma basis); plus (ii) 102.5% of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts; plus (iii) 102.5% of the Eligible Major Credit Card Receivables; plus (iv) the principal amount of the Fifth Amendment Tranche B Canadian Term Loan; minus (without any other duplication of Availability Reserves imposed hereunder) (b) the sum of (i) the Availability Reserves, (ii) the Availability Block and (iii) the Seasonal Availability Block, provided that no calculation of the Term Loan Borrowing Capacity shall be required hereunder following the satisfaction of the Term Loan Repayment Conditions.”

(b) Amendment to Section 10.2.1(g). Section 10.2.1(g) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(g) Debt incurred in connection with the acquisition, lease or leasing after the Closing Date of any equipment or fixtures by a Loan Party or under any Capital Lease (including, after the Tenth Amendment Effective Date, any Permitted Sale Leaseback Transaction pursuant to Section 10.2.14 hereof), provided that the aggregate principal amount of all such Debt of the Loan Parties shall not exceed the Dollar Equivalent of $15,000,000 at any one time;”

(c) Amendment to Section 10.2.12(c). Section 10.2.12(c) of the Credit Agreement is hereby amended by deleting the word “Make” at the beginning of such clause (c) and inserting the following text in lieu thereof “Other than the Fifth Amendment Tranche B Canadian Term Loan Amortization Payments, make”.

(d) Amendment to Section 10.2.12(f). Section 10.2.12(f) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(f) Make any payments in respect of the Montrovest Debt other than, so long as no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom and subject to the Montrovest Subordination Agreement, (X) regularly scheduled payments of interest in respect of the Montrovest Debt as and when due pursuant to the Montrovest Debt Documents, (Y)(i) a payment on the Tenth Amendment Montrovest Debt in the aggregate principal amount not to exceed $1,250,000 on July 20, 2018, (ii) a payment on the Tenth Amendment Montrovest Debt in the aggregate principal amount not to exceed $1,250,000 on July 20, 2019 and (iii) the fee payment in an aggregate amount not to exceed $10,000 annually pursuant to the 2017 Cash Advance Agreement; provided that, no such payments pursuant to this clause (f)(Y) shall be made on such Debt until the Fifth Amendment Tranche B Canadian Term Loan is repaid in full (other than the initial such annual fee payment pursuant to clause (f)(Y)(iii) which may be made on or after the date that the Second Amendment to Amended and Restated Postponement and Subordination Agreement is executed) and (Z) the arrangement fee of $12,500 payable to the Subordinated Party or a person designated by the Subordinated Party in connection with the loan pursuant to the 2017 Cash Advance Agreement. No other prepayment of, or payments of principal on, the Montrovest Debt may be made without the prior written consent of the Agents in their sole discretion.”

(e) Amendment to Section 10.2.13(b). Section 10.2.13(b) of the Credit Agreement is hereby amended by deleting the existing “and (iv)” and replacing it with “and (vi)” and inserting the following clauses immediately after the existing clause (iii):

“(iv) Permitted Sale Leaseback Transactions, (v) sales of equipment in the Ordinary Course of Business and to a Person other than an Excluded Subsidiary, provided the proceeds of such sales of equipment shall be applied to repay the US Revolver Loans and/or the Canadian Revolver Loans, as the case may be, and/or Cash Collateralize the US LC Obligations and/or the Canadian LC Obligations, as the case may be (without a permanent reduction in the Commitments)”

(f) Amendment to Section 10.2.14. Section 10.2.14 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Section 10.2.14 Sales and Leasebacks. Enter into any arrangement, directly or indirectly, whereby any Loan Party or Subsidiary shall sell or transfer any Property owned by it in order then or thereafter to lease such Property or lease other Property that such Loan Party or Subsidiary intends to use for substantially the same purpose as the Property being sold or transferred, except for sales of any fixed or capital assets acquired after the Tenth Amendment Effective Date (other than the Onset Transactions) thereafter owned by any Loan Party or any Subsidiary: (w) that are made for cash consideration in an amount not less than the fair value of such fixed or capital assets and are consummated within 180 days after such Loan Party or such Subsidiary completes the capital expenditure project for the relevant store or corporate initiative which involved the acquisition or construction of such fixed or capital assets, (x) in respect of which such fixed or capital assets are not assets included in the computation of Aggregate Revolver Borrowing Capacity, US Borrowing Capacity or Canadian Borrowing Capacity, (y) in respect of which the proceeds shall be applied to repay the US Revolver Loans and/or the Canadian Revolver Loans, as the case may be, and/or Cash Collateralize the US LC Obligations and/or the Canadian LC Obligations, as the case may be (without a permanent reduction in the Commitments) and (z) in respect of which such fixed or capital assets are immediately thereafter leased back to the applicable Loan Party or Subsidiary through a Capital Lease, provided that for certainty, the fixed or capital assets subject to such sales shall not include Inventory or Accounts and shall be limited to the furniture, fixtures (as such term is defined in the UCC) and equipment (as such term is defined in the UCC) of any Loan Party or any Subsidiary which are located at a retail location or chief executive office of any Loan Party or any Subsidiary (such sales and leases are referred to as, “Permitted Sale Leaseback Transactions”), provided further that, all Permitted Sale Leaseback Transactions shall be subject to the Debt limitations set forth in Section 10.2.1(g).”

(g) Amendment to Section 10.2.27. Section 10.2.27 of the Credit Agreement is hereby amended by deleting each reference to “Indebtedness” contained therein and replacing each such deletion with “Debt”.

(h) Amendment to Schedule 8.5.1. Schedule 8.5.1 of the Credit Agreement is hereby amended and restated in its entirety by the Schedule 8.5.1 attached hereto.

§2. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agents and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Credit Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Credit Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Credit Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Credit Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are true and correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Credit Agreement, a breach of which shall constitute an Event of Default.

§3. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Administrative Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Administrative Agent, the Canadian Agent and each of the Lenders and shall be in full force and effect, and the Administrative Agent shall have received an affidavit of out of state execution and delivery, in form and substance satisfactory to the Administrative Agent with respect to this Amendment and the other loan documents.

(b) The Administrative Agent shall have received a duly executed Fifth Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of the date hereof by and among the Loan Parties, the Term Loan Lenders, and Crystal Financial LLC, as Term Loan Agent and Collateral Agent (as defined therein).

(c) The Administrative Agent shall have received a duly executed Fourth Amendment to Second Amended and Restated Intercreditor Agreement dated as of the date hereof by and among the Agents and the Term Loan Agent, and acknowledged by each Loan Party.

(d) The Canadian Borrower shall have provided to the Administrative Agent evidence of the Canadian Borrower’s receipt of the proceeds of the Tenth Amendment Montrovest Debt and after the receipt of such proceeds the aggregate principal amount of all Montrovest Debt outstanding immediately prior to the Tenth Amendment Effective Date shall be no less than $4,000,000.

(e) [Reserved].

(f) The Borrowers shall have paid all reasonable costs and expenses incurred by the Agents, including the fees and expenses of the Agents’ US and Canadian counsels, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(g) The Administrative Agent shall have received good standing or subsistence certificates, as applicable, for each Loan Party, issued by the Secretary of State or other appropriate official of such Loan Party’s jurisdiction of organization, dated as of a recent date.

(h) The Administrative Agent shall have received a certificate, in form and substance reasonably satisfactory to it, from a Senior Officer of each Borrower (with such certification to be in such Person’s capacity as a Senior Officer of such Borrower and not in such Person’s individual capacity) certifying that:

(i) after giving effect to the transactions hereunder and under the Term Loan Agreement, (A) each Loan Party is Solvent; (B) the representations and warranties set forth in Section 9 of the Credit Agreement are true and correct in all material respects on and as of such date as if made on and as of such date except to the extent any such representation or warranty expressly relates to any earlier and/or specified date and except any representations or warranties that are qualified by materiality, which are true and correct in all respect as of such date or such earlier and/or specified date; and (C) each Loan Party has complied in all material respects with all agreements and conditions to be satisfied by it under the Loan Documents;

(ii) there is no action, suit, investigation or proceeding pending or, to the knowledge of the Loan Parties, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect;

(iii) the Fifth Amendment Tranche B Canadian Term Loan made by the Term Loan Lenders to the Borrowers under the Term Loan Agreement (as amended by that certain Fifth Amendment to Third Amended and Restated Term Loan and Security Agreement by and among the Term Loan Agent, Term Loan Lenders, and Loan Parties and dated as of the date hereof) is in full compliance with the Federal Reserve’s margin regulations and other similar Applicable Laws;

(iv) no law or regulation to which any Loan Party is subject is applicable to the transactions contemplated hereby which could reasonably be expected to have a Material Adverse Effect on any Loan Party or a Material Adverse Effect on the transactions contemplated hereby;

(v) no Material Adverse Effect shall have occurred since March 25, 2017;

(vi) the Term Loan Documents shall be in full force and effect and no default or event of default shall exist thereunder; and

(vii) there is no default in existence under any Material Contract by a Loan Party.

(i) The Administrative Agent shall have received bring down UCC and PPSA lien search results on the Loan Parties.

(j) The Agents shall have received such other items, documents, agreements, items or actions as the Agents may reasonably request in order to effectuate the transactions contemplated hereby.

(k) No Default or Event of Default shall have occurred and be continuing.

§4. Release. In order to induce the Administrative Agent, the Canadian Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender; and (c) each of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Administrative Agent’s, the Canadian Agent’s, the Co-Collateral Agents’, the Issuing Banks’ and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender to any Loan Party, except the obligations to be performed by the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender on or after the date hereof as expressly stated in this Amendment, the Credit Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Administrative Agent, the Canadian Agent, any Co-Collateral Agent, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§5. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders under the Credit Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, under the Credit Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Credit Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Credit Agreement shall hereafter be read and construed together as a single document, and all references in the Credit Agreement, any other Loan Document or any agreement or instrument related to the Credit Agreement shall hereafter refer to the Credit Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Credit Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Administrative Agent and the Canadian Agent, as applicable, incurred in connection with this Amendment.

(c) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, NEW YORK GENERAL OBLIGATIONS LAW SECTIONS 5-1401 AND 5-1402 (BUT GIVING EFFECT TO FEDERAL LAWS RELATING TO NATIONAL BANKS).

(d) EACH LOAN PARTY PARTY HERETO HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN OR WITH JURISDICTION OVER THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY STATE COURT OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF MANHATTAN, IN ANY PROCEEDING OR DISPUTE RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT. EACH LOAN PARTY PARTY HERETO IRREVOCABLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING SUCH COURT’S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM. Nothing herein shall limit the right of any Agent or any Lender to bring proceedings against any Loan Party in any other court. Nothing in this Amendment shall be deemed to preclude enforcement by any Agent of any judgment or order obtained in any forum or jurisdiction.

(e) This Amendment may be executed in any number of counterparts, and all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery of a signature page hereto by electronic transmission shall constitute the delivery of an original signature page hereof.

(f) Each Loan Party covenants and agrees that, on or before September 15, 2017 (or such later date as agreed by the Administrative Agent in its sole discretion), the Borrowers shall have delivered to the Canadian Agent a duly executed Second Amendment to Amended and Restated Postponement and Subordination Agreement by and among Montrovest B.V., the Term Loan Agent, the Canadian Agent and the Loan Parties, which shall be in form as substance satisfactory to the Administrative Agent. The Loan Parties acknowledge and agree that the failure to comply with the covenant set forth in this clause (f) shall be an immediate Event of Default under the Credit Agreement.

(g) Each Loan Party agrees that, upon the request of the Agents, such Loan Party will deliver an affidavit of out of state execution and delivery, in form and substance satisfactory to the Agents, with respect to each signatory of this Amendment and documents delivered in connection therewith for which an affidavit of out of state execution and delivery has not been delivered pursuant to Section 3(a) of this Amendment on or prior to the Tenth Amendment Effective Date.

(h) Without limiting the incorporation or application of any other provisions of the Credit Agreement applicable to this Amendment, the following Sections of the Credit Agreement are incorporated herein by reference, mutatis mutandis, as if fully set forth herein: 12.15, 14.1, 14.2, 14.3, 14.5, 14.6, 14.7, 14.8, 14.9, 14.14, and 14.15.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT:

MAYOR’S JEWELERS, INC.

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial
and Administrative Officer

CANADIAN BORROWER:

BIRKS GROUP INC.
GROUPE BIRKS INC.

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial
and Administrative Officer

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal Affairs
and Corporate Secretary

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

GUARANTORS:

MAYOR’S JEWELERS OF FLORIDA, INC.

JBM RETAIL COMPANY, INC.

JBM VENTURE CO., INC.

MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial
and Administrative Officer

CASH, GOLD & SILVER INC.
OR ET ARGENT, COMPTANT INC.

CASH, GOLD & SILVER USA, INC.

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT:

BANK OF AMERICA, N.A.

By:	/s/ Roger Malouf
	Name:	Roger Malouf
	Title:	Director

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN AGENT:

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Sylwia Durkiewicz
	Name:	Sylwia Durkiewicz
	Title:	Vice President

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

US LENDERS:

BANK OF AMERICA, N.A.

By:	/s/ Roger Malouf
	Name:	Roger Malouf
	Title:	Director

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

US LENDERS:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Ian Maccubbin
	Name:	Ian Maccubbin
	Title:	Vice President

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

US LENDERS:

BANK OF MONTREAL CHICAGO BRANCH

By:	/s/ Randon Gardley
	Name:	Randon Gardley
	Title:	Vice President

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS:

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Sylwia Durkiewicz
	Name:	Sylwia Durkiewicz
	Title:	Vice President

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS:

WELLS FARGO CANADA CORPORATION

By:	/s/ Carmela Massari
	Name:	Carmela Massari
	Title:	Senior Vice President

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS:

BANK OF MONTREAL

By:	/s/ Lauren Thompson
	Name	Lauren Thompson
	Title:	Managing Director

By:	/s/ Pedram Kaya
	Name:	Pedram Kaya
	Title:	Managing director

[SIGNATURE PAGE TO TENTH AMENDMENT TO

SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

SCHEDULE 8.5.1

BUSINESS LOCATIONS

(See Attached)